Exhibit 99.1

SUMITOMO NACCO MATERIALS HANDLING CO., LTD.
Non-Consolidated Financial Statements
For the Years Ended December 31, 2004, 2003 and 2002
Together With Independent Auditors’ Report

Independent Auditors’ Report

To the Board of Directors of
NACCO Materials Handling Group, Inc.:

We have audited the accompanying non-consolidated balance sheets of Sumitomo NACCO Materials Handling Co., Ltd. as of December 31, 2004 and 2003, and the related non-consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, expressed in Japanese yen. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to independently express an opinion on these non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the non-consolidated financial position of Sumitomo NACCO Materials Handling Co., Ltd. as of December 31, 2004 and 2003, and the non-consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Japan.

/s/ KPMG AZSA & Co.

Nagoya, Japan
February 28, 2005

Sumitomo NACCO Materials Handling Co., Ltd.

Non-Consolidated Balance Sheets

December 31, 2004 and 2003

	Thousands of Yen
	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	¥311,656	¥158,969
Receivables-
Trade notes (Note 5)	543,122	554,132
Trade accounts (Note 5)	5,417,001	4,765,258
Other accounts (Note 5)	762,154	552,413
Short-term loans to subsidiaries (Note 5)	1,654,549	2,810,452
Less- Allowance for doubtful receivables	—	(3,166)

	8,376,827	8,679,090

Inventories (Note 3)	2,434,053	1,848,839
Deferred tax assets	267,639	179,732
Other current assets	92,260	142,245

Total current assets	11,482,438	11,008,876

Property, Plant and Equipment:
(Notes 4 and 6):
Land	931,070	931,070
Buildings and structures	2,646,848	2,629,097
Machinery and equipment	3,546,815	3,628,317
Construction in progress	5,088	8,834

	7,129,822	7,197,319
Less- Accumulated depreciation	(4,970,720)	(4,887,739)

	2,159,101	2,309,579

Intangible Assets:
Goodwill	698,183	1,047,275
Software	123,576	52,839
Other	—	5,203

	821,760	1,105,319

Investments and Other Assets:
Investment securities-
Affiliates	1,356,782	1,520,975
Other	66,681	52,036

	1,423,464	1,573,011

Long-term loans receivable (Note 5)	245,936	252,322
Less- Allowance for doubtful receivables	—	(252)

	245,936	252,070

Deferred tax assets	207,952	135,447
Other assets	100,947	100,824

	308,900	236,271

Total assets	¥16,441,601	¥16,485,128

See accompanying notes.

	Thousands of Yen
	2004	2003
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	¥1,335,080	¥3,425,227
Current maturities of long-term debt	2,041,020	1,013,000
Current maturities of bonds	80,000	80,000
Trade notes payable (Note 5)	2,874,995	2,456,642
Trade accounts payable (Note 5)	2,901,556	2,209,075
Income and enterprise taxes payable	584,289	81,916
Accrued expenses (Note 5)	81,166	61,312
Deposits payable (Note 5)	767,463	669,283
Other payables (Note 5)	431,658	342,874
Warranty reserve	90,867	58,101
Other current liabilities	20,244	912

Total current liabilities	11,208,340	10,398,345

Long-term Liabilities:
Long-term debt	2,398,020	3,479,972
Bonds	160,000	240,000
Severance and retirement benefits	176,351	133,807
Directors’ retirement benefits	18,540	61,694

Total long-term liabilities	2,752,911	3,915,474

Stockholders’ Equity:
Common stock;
Authorized —4,000,000 shares
Outstanding—1,000,000 shares	1,000,000	1,000,000
Legal reserve	19,000	14,000
Retained earnings	1,439,545	1,144,308
Net unrealized holding gains on securities (Note 7)	21,803	13,000

Total stock holders’ equity	2,480,349	2,171,308

Total liabilities and stockholders’ equity	¥16,441,601	¥16,485,128

See accompanying notes.

Sumitomo NACCO Materials Handling Co., Ltd.

Non-Consolidated Statements of Income

For the years ended December 31, 2004, 2003 and 2002

	Thousands of Yen
	2004	2003	2002
Net Sales (Note 5)	¥18,965,603	¥17,255,917	¥13,993,418
Cost of Sales (Note 5)	(16,203,259)	(15,144,424)	(12,553,813)

Gross profit	2,762,344	2,111,493	1,439,604

Selling, General and Administrative Expenses	(1,320,031)	(1,161,523)	(1,032,815)

Operating income	1,442,312	949,969	406,789

Other Income (Expenses):
Interest and dividend income (Note 5)	57,911	55,647	145,351
Interest expense (Note 5)	(115,209)	(129,987)	(155,212)
Loss on disposal of inventories	(64,212)	(71,913)	(11,826)
Amortization of goodwill	(349,091)	(349,091)	(349,091)
Evaluation loss on securities	(164,192)	(100,000)	—
Other, net	(111,999)	(16,714)	146

Total	(746,795)	(612,059)	(370,633)

Income before income taxes	695,518	337,911	36,156

Income Taxes
Current	(511,535)	(98,799)	(820)
Deferred	166,254	(46,204)	(17,198)

Net income	¥350,237	¥192,907	¥18,137

	Yen
	2004	2003	2002
Per Share of Common Stock:
Net income-
Basic	¥350.23	¥192.90	¥18.13
Diluted	350.23	192.90	18.13
Cash dividends applicable to the year	80.00	50.00	30.00

See accompanying notes.

Sumitomo NACCO Materials Handling Co., Ltd.

Non-Consolidated Statements of Cash Flows

For the years ended December 31, 2004, 2003 and 2002

	Thousands of Yen
	2004	2003	2002
Cash Flows from Operating Activities:
Income before income taxes	¥695,518	¥337,911	¥36,156
Adjustments to reconcile income before income taxes to net cash provided by operating activities-
Depreciation and amortization	254,564	274,555	310,347
Increase(decrease) in director’s retirement benefits	(43,154)	4,139	6,183
Increase in retirement benefits	42,544	25,056	94,111
Warranty reserve	32,766	6,955	392
Evaluation loss on inventories	37,000	3,000	13,500
Evaluation loss on securities	164,192	100,000	—
Amortizations of goodwill	349,091	349,091	349,091
Interest and dividend income	(57,911)	(55,647)	(145,351)
Interest expense	115,209	129,987	155,212
Changes in current assets and liabilities-
Trade notes and accounts receivable	(640,733)	1,304,224	(895,397)
Inventories	(622,214)	(21,007)	(43,429)
Trade notes and accounts payable	1,128,153	(610,884)	1,804,131
Deposits payable	98,179	(498,106)	1,130,603
Other, net	70,058	(372,594)	(71,762)

	1,623,262	976,681	2,743,789
Interest and dividends received	57,911	55,647	112,576
Interest paid	(115,916)	(139,148)	(141,775)
Income taxes paid	(144,968)	(820)	(965)

Net cash provided by operating activities	1,420,289	892,360	2,713,625

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(90,334)	(70,768)	(215,042)
Increase in intangible assets	(104,363)	(40,437)	(12,178)
Acquisition of goodwill	—	—	(1,745,459)
Acquisition of investments in a subsidiary	—	—	(400,000)
Time deposits with maturities exceeding three-months	38,500	(18,000)	57,033
Short-term loans receivable	1,155,903	577,135	(1,613,345)
Long-term loans receivable	6,385	25,494	29,253
Other, net	384	—	2,000

Net cash provided by (used in) investing activities	1,006,475	473,424	(3,897,738)

See accompanying notes.

	Thousands of Yen
	2004	2003	2002
Cash Flows from Financing Activities:
(Decrease) increase in short-term debt, net	(2,090,147)	104,060	(699,239)
Proceeds from long-term debt	1,050,000	800,000	2,991,631
Repayments of long-term debt	(1,183,932)	(2,129,232)	(1,123,544)
Cash dividends paid	(50,000)	(30,000)	(30,000)

Net cash (used in) provided by financing activities	(2,274,079)	(1,255,172)	1,138,848
Net Increase in Cash and Cash Equivalents	152,687	110,612	(45,265)
Cash and Cash Equivalents at Beginning of Year	158,969	48,357	93,622

Cash and Cash Equivalents at End of Year	¥311,656	¥158,969	¥48,357

See accompanying notes.

Sumitomo NACCO Materials Handling Co., Ltd.

Statements of Stockholders’ Equity

For the years ended December 31, 2004, 2003 and 2002

	Thousands of Yen
	2004	2003	2002
Capital Stock
Balance at Beginning of Year	¥1,000,000	¥1,000,000	¥1,000,000

Balance at End of Year	¥1,000,000	¥1,000,000	¥1,000,000

Legal reserve
Balance at Beginning of Year	¥14,000	¥11,000	¥8,000
Transfer from retained earnings	5,000	3,000	3,000

Balance at End of Year	¥19,000	¥14,000	¥11,000

Retained earnings
Balance at Beginning of Year	¥1,144,308	¥984,400	¥999,263
Net income	350,237	192,907	18,137
Transfer to legal reserves	(5,000)	(3,000)	(3,000)
Cash dividends	(50,000)	(30,000)	(30,000)

Balance at End of Year	¥1,439,545	¥1,144,308	¥984,400

Net unrealized holding gains on securities
Balance at Beginning of Year	¥13,000	¥7,512	¥—
Net unrealized holding gains on securities	8,803	5,488	7,512

Balance at End of Year	¥21,803	¥13,000	¥7,512

See accompanying notes.

Sumitomo NACCO Materials Handling Co., Ltd.

Notes to the Non-Consolidated Financial Statements

1. Basis of Presenting Financial Statements

The accompanying non-consolidated financial statements have been prepared in accordance with the provisions set forth in the Commercial Code of Japan and related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of accounting principles generally accepted in the United States of America (See Appendix 1).

The accompanying non-consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of the statements of cash flows and stockholders’ equity which are not required under the Commercial Code in Japan) from the non-consolidated financial statements of the Company prepared in accordance with Commercial Code in Japan. Some supplementary information included in the statutory Japanese language non-consolidated financial statements, but not required for fair presentation, is not presented in the accompanying non-consolidated financial statements.

2. Summary of Significant Accounting Policies

(1) Securities

Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the year with unrealized gains and losses, net of applicable deferred tax assets/liabilities, not reflected in earnings but directly reported in a separate component of stockholders’ equity. The cost of securities sold is determined by the moving-average method. Securities of affiliated companies and available-for-sale securities whose fair value is not readily determinable are stated primarily at moving-average cost.

If the fair market value of available-for-sale securities declines significantly, such securities are stated at fair market value and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. If the fair market value of available-for-sale securities is not readily available, such securities should be written down to net asset value with a corresponding charge in the income statement in the event net asset value declines significantly. In these cases, such fair market value or the net asset value will be the carrying amount of the securities at the beginning of the next year.

(2) Inventories

Inventories, except for work-in-process and supplies, are generally stated at average cost. Work-in-process and supplies are valued at the cost, which is determined by the specific identification method.

(3) Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed by using the declining-balance method, except for buildings acquired after March 31, 1998 which are depreciated using the straight-line method.

Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized.

(4) Amortization of Intangible Assets

Intangible assets including software for internal use are amortized using the straight-line method over the estimated useful life.

(5) Allowance for Doubtful Receivables

The Company provides for doubtful accounts principally at an amount computed based on past experience plus estimated uncollectible amounts based on the analysis of certain individual accounts.

(6) Accrued Bonuses for Employees

Accrued bonuses are provided for the amount calculated for the current term of the expected future payment.

(7) Warranty Reserve

Warranty reserve is provided to cover after-sales service costs expected to be incurred during the warranty period.

(8) Severance and Retirement Benefits

The Company has adopted the “Accounting Standard for Retirement Benefits” issued by the Business Accounting Deliberation Council. Under this standard, severance and retirement benefits for employees is provided based on the estimated retirement benefit obligation and the pension assets. The liabilities and expenses for severance and retirement benefits, which the Company provided, are determined based on the amounts actuarially calculated using certain assumptions.

The unrecognized transition obligation arising from adopting the new standard of ¥ 420,913 thousand is being amortized on the straight line basis over 10 years and unrecognized actuarial differences are amortized on the straight line basis over 10 years.

The Company also has an unfunded retirement and termination allowance plan for directors and corporate statutory auditors in accordance with Article 43 of the Enforcement Regulations of the Commercial Code. The amounts required under the plan have been fully accrued.

(9) Derivatives and Hedge Accounting

The Company states derivative financial instruments at fair value and recognizes changes in the fair value as gains or losses unless derivative financial instruments are used for hedging purposes.

If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company defers recognition of gains or losses resulting from changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.

However, in cases where forward foreign currency exchange contracts are used as hedges and meet certain hedging criteria, forward foreign currency exchange contracts and hedged items are accounted for in the following manner:

If a forward foreign currency exchange contract is executed to hedge an existing foreign currency receivable or payable, the difference, if any, between the Japanese yen amount of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the income statement in the period which includes the inception date, and the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.

Also, if interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the asset or liability for which the swap contract is executed.

(10) Income Taxes

The Company recognizes tax effects of temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(11) Accounting for Leases

Finance leases which do not transfer ownership to lessees are not capitalized and accounted for in the same manner as operating leases.

(12) Consumption Taxes

Transactions subject to consumption taxes are recorded separately from consumption taxes.

(13) Per Share Data

The computations of net income per share of common stock are based on the weighted average number of shares outstanding during each period. Dividends per share shown in the non-consolidated statements of income have been presented on an accrual basis.

(14) Reclassifications

Certain prior year amounts have been reclassified to conform to the 2004 presentation. These changes had no impact on previously reported results of operations or shareholders’ equity.

(15) Cash and Cash Equivalents

In preparing the non-consolidated statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(16) Rounding method

Figures have been rounded down and columns do not add up.

(Additional Information)

Amendment of Deferred Income Taxes in Accordance with Change of Effective Tax Rate

Based on the change of local income tax rates, for calculation of deferred income tax assets and liabilities, the Company used the aggregate statutory income tax rate of 39.89 % for current items and non-current items at December 31, 2004.

As a result of the change in the aggregate statutory income tax rates, deferred income tax assets decreased by ¥ 21,252 thousand and provision for deferred income taxes increased by the same amount compared with what would have been recorded under the previous local tax law.

3. Inventories

Inventories at December 31, 2004 and 2003 consist of the following:

	Thousands of Yen
	2004	2003
Finished and semi finished goods	¥1,895,444	¥1,534,960
Work in progress	494,292	280,212
Raw materials and supplies	44,316	33,666

	¥2,434,053	¥1,848,839

4. Accumulated Depreciation

Accumulated depreciation of property, plant and equipment amounted to ¥ 4,970,720 thousand at December 31, 2004 (2003: ¥4,887,739 thousand).

5. Related Party Transactions

Transactions with related parties for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Thousands of Yen
	2004	2003	2002
Sales to subsidiaries	¥8,177,088	¥7,602,367	¥5,244,800
Purchases from subsidiaries	725,164	521,414	441,324
Interest income from subsidiaries	30,595	43,761	47,713
Interest expense to subsidiaries	6,705	9,823	8,227

Account balances with related parties as of December 31, 2004 and 2003 were as follows:

	Thousands of Yen
	2004	2003
Monetary receivables due from and due to subsidiaries:
Current monetary receivables	¥4,745,802	¥5,411,977
Current monetary payables	783,864	665,026
Non-current monetary receivables	90,000	90,000

6. Assets Pledged as Collateral

Assets pledged as collateral as of December 31, 2004 and 2003 were as follows:

	Thousands of Yen
	2004	2003
Land	¥883,127	¥883,127
Buildings	43,961	46,752
Machinery	18,492	18,492

7. Investments in Securities Carried at Fair Value

Investments in securities are revalued and carried at fair value in the accompanying balance sheet. The increase in net assets resulting from such revaluation to be disclosed in accordance with Article 124-3 of the Enforcement Regulations of the Commercial Code amounted to
¥ 21,803 thousand as of December 31, 2004 (2003: ¥13,000 thousand).

8. Research and Development Costs

Research and development costs charged to income were ¥155,310 thousand, ¥91,168 thousand and ¥101,388 thousand for the years ended December 31, 2004, 2003 and 2002, respectively.

9. Type of Leased Assets

All leases such as computers and peripherals are accounted for as operating leases.

10. Subsequent Events

Appropriation of retained earnings

At the general meeting of stockholders of the Company held on March 29, 2005, retained earnings of the Company as of December 31, 2004 will be appropriated as follows:

Thousands of Yen
Year-end cash dividends (¥80.0 per share)	¥80,000
Legal reserve	8,000

Appendix 1

Sumitomo NACCO Materials Handling Co., Ltd.

Note to the Non-Consolidated Financial Statements (Unaudited)

For the year ended December 31, 2004

Basis of Accounting Footnote

These financial statements have been prepared in accordance with the Japanese Commercial Code Enforcement Regulations (“JCCER”). Material variations between the financial statements prepared in accordance with JCCER and financial statements prepared in accordance with U. S. generally accepted accounting principles (“U.S. GAAP”) include: (i) accounting for goodwill and other intangibles; (ii) accounting for investments in subsidiaries; (iii) lease accounting and (iv) accounting for pension benefits.

•	These financial statements include amortization of goodwill and other intangibles, whereas U.S. GAAP financial statements would exclude amortization of goodwill under Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” with goodwill being subject to periodic impairment testing. U.S. GAAP basis financial statements would continue to include amortization of other intangible assets with definite lives.

•	Under JCCER, the Company has recorded its majority-ownership investments in Sumitomo NACCO Materials Handling Sales Co., Ltd., Shinko Forklift Co., Ltd and Suminac Philippines Inc. at cost. Under U.S. GAAP, these investments would be accounted for under the equity method of accounting. Additionally, the Company owns a 30% interest in a joint venture in China with NACCO Materials Handling Group, Inc. This investment, which is also accounted under the cost method, was written down during 2004 due to losses of the joint venture. Under U.S. GAAP, this investment would be recorded under the equity method and no write downs would have been recorded as the Company would have reflected the losses of the joint venture by recording its periodic equity in the earnings of the joint venture.

•	The Company has treated certain leases as operating leases under JCCER with rent expense recorded periodically over the term of the lease. These leases would be treated as capital leases under U.S. GAAP with depreciable assets and related lease liabilities being recorded on the balance sheet and depreciation and interest expense recorded in the Company’s income statement.

•	The Company has adopted the Japanese accounting standard, “Accounting for Retirement Benefits” since 2001 and recorded expenses related to the transition obligation resulting from this adoption over 10 years. Under U.S. GAAP, this expense would have been recorded in a prior period as a result of the adoption of SFAS No. 87, “Employer’s Accounting for Pensions.”